UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 24 July 2019, London UK - LSE Announcement

ViiV Healthcare presents GEMINI 1 & 2 studies through Week 96 showing 2-drug regimen of dolutegravir plus lamivudine continues to demonstrate high efficacy rates and no cases of treatment emergent resistance

London, UK, 24 July 2019 - ViiV Healthcare, the global specialist HIV company majority-owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, today announced Week 96 results from its phase III GEMINI 1 & 2 studies, which showed that the 2-drug regimen (2DR) of dolutegravir plus lamivudine continued to offer non-inferior efficacy to a 3-drug regimen of dolutegravir plus two nucleoside reverse transcriptase inhibitors (NRTIs), tenofovir disoproxil fumarate/emtricitabine (TDF/FTC) with no cases of treatment emergent resistance in individuals with virologic failure.[1] The data were presented today at the 10th International AIDS Society Conference on HIV Science (IAS 2019) in Mexico City.

Both the GEMINI 1 & 2 studies showed that dolutegravir plus lamivudine continued to offer non-inferior efficacy to dolutegravir plus TDF/FTC at Week 96.1 A pooled analysis of the two studies at Week 96 showed that 86% (616/716) in the dolutegravir plus lamivudine arm had HIV-1 RNA <50 copies per millilitre (c/mL) compared with 90% (642/717) in the dolutegravir plus TDF/FTC arm [adjusted difference -3.4 (-6.7, 0.0)].1

Across both studies, 11 participants (1.5%) on dolutegravir plus lamivudine and seven (1.0%) on dolutegravir plus TDF/FTC met protocol-defined virologic withdrawal criteria through to Week 96.1
No patient who experienced confirmed virologic withdrawal in either treatment arm developed treatment-emergent resistance.1

Pedro Cahn, M.D., principal investigator for the GEMINI study programme, said: "The Week 96 data from the GEMINI studies demonstrate that the clinical benefits of dolutegravir plus lamivudine we saw at Week 48 are sustainable, allowing us to use these two drugs while still getting efficacy non-inferior to that of a dolutegravir-based 3-drug regimen. This provides further evidence for the benefits of this dolutegravir-based 2-drug regimen in a treatment-naïve population, and enables physicians and people living with HIV to be confident in the durability of this treatment option. These latest findings are important for people living with HIV who will potentially spend decades taking medication to manage their HIV."

Results at Week 96 showed that response rates for viral suppression in participants with a baseline viral load of more than 100,000 copies of viral RNA per millilitre of blood plasma (>100,000c/mL) were similar between the dolutegravir plus lamivudine arm and the dolutegravir plus TDF/FTC arm (GEMINI 1: 81% (60/74) compared to 88% (67/76) in the respective arms [unadjusted difference -7.1 (-18.6,4.4)]; GEMINI 2: 86% (57/66) compared to 84% (65/77) in the respective arms [unadjusted difference 1.9 (-9.6,13.5)]).1

Consistent with Week 48 outcomes, the response rate remained lower in dolutegravir plus lamivudine participants with CD4+ ≤ 200 cells/mm3, (GEMINI 1: 65% (20/31) compared to 90% (26/29) in the respective arms [unadjusted difference -25.1 (-45.3,-5.0)] GEMINI 2: 72% (23/32 compared to 85% (22/26) [unadjusted difference -12.7 (-33.6,8.1)] in the respective arms).1  However, in the majority of cases treatment discontinuation in these individuals was unrelated to the treatment regimen.1

In the pooled study population, the most common (≥5%) drug-related adverse events (AEs) were nasopharyngitis, diarrhoea and headache in both arms (dolutegravir plus lamivudine arm: 10%, 12%, and 11%, respectively, dolutegravir plus TDF/FTC: 16%, 13%, and 12%, respectively).1 Drug-related AEs occurred less frequently in participants on the dolutegravir plus lamivudine arms compared with those in the dolutegravir plus TDF/FTC arms (140/716, [20%] vs 179/717 [25%] respectively).1 Rates of serious AEs were comparable (64/716 [9%] vs 67/717 [9%] in the dolutegravir plus lamivudine arms versus the dolutegravir plus TDF/FTC arms).1 The percentage of participants who withdrew due to AEs was 3% in each study arm (24/716 in the dolutegravir plus lamivudine arm vs 23/717 in the dolutegravir plus TDF/FTC arms).1

Kimberly Smith, M.D., Head of Global Research & Medical Strategy at ViiV Healthcare, said: "The GEMINI 1 & 2 studies have already changed the way we treat people living with HIV, with the combination of dolutegravir plus lamivudine allowing many people to reduce the number of medicines they take and manage their HIV without a third antiretroviral treatment. The Week 96 data further demonstrate the durable efficacy and tolerability of dolutegravir plus lamivudine."

The single-pill combination of dolutegravir plus lamivudine was authorised under the brand name Dovato in the United States earlier this year for the treatment of HIV-1 infection in adults with no antiretroviral treatment history and with no known resistance to either dolutegravir or lamivudine. [2] It was also authorised this month in Europe for the treatment of HIV-1 infection in adults and adolescents above 12 years of age weighing at least 40 kg, with no known or suspected resistance to the integrase inhibitor (INI) class, or lamivudine.[3]  Further regulatory marketing applications have been submitted worldwide.

About GEMINI 1 & 2
GEMINI 1 (204861) & GEMINI 2 (205543) are duplicate, phase III, randomised, double-blind, multicentre, parallel group, non-inferiority studies, part of ViiV Healthcare's innovative clinical trial programme. These studies evaluate a 2DR of dolutegravir plus lamivudine compared with a 3-drug regimen of dolutegravir plus TDF/FTC in HIV-1 infected, antiretroviral treatment-naïve adult participants with baseline HIV-1 viral loads up to 500,000 c/mL. The studies are designed to demonstrate the non-inferior efficacy at Week 48, as well as the safety and tolerability of once-daily dolutegravir plus lamivudine compared to once-daily dolutegravir plus the fixed-dose combination of TDF/FDC in HIV-1-infected, antiretroviral treatment-naïve adult participants.[4],[5]

For more information please search for NCT02831673 (GEMINI 1) or NCT02831764 (GEMINI 2) on www.clinicaltrials.gov.

About dolutegravir and lamivudine
Dolutegravir is an INI for use in combination with other antiretroviral agents for the treatment of HIV.[6] INIs block HIV replication by preventing the viral DNA from integrating into the genetic material of human immune cells (T-cells). This step is essential in the HIV replication cycle and is also responsible for establishing chronic infection. Dolutegravir is authorised in more than 100 countries across North America, Europe, Asia, Australia, Africa and Latin America.

Lamivudine, commonly known as 3TC, is a nucleoside analogue used in combination with other antiretroviral agents for the treatment of HIV infection. Lamivudine is available in branded and generic forms.[7]

Dolutegravir plus lamivudine (Dovato) is a once-daily, single-pill, 2-drug regimen that combines the INI dolutegravir 50 mg with the NRTI lamivudine 300 mg.2 It is authorised in the EU for the treatment of HIV-1 infection in adults and adolescents above 12 years of age weighing at least 40 kg, with no known or suspected resistance to the INI class, or lamivudine,3 and in the US for the treatment of HIV-1 infection in adults with no antiretroviral treatment history and with no known resistance to either dolutegravir or lamivudine.2

Trademarks are owned by or licensed to the ViiV Healthcare group of companies.

Important Safety Information for 50mg dolutegravir/300mg lamivudine tablets in the EU
The following Important Safety Information is based on the Summary of Product Characteristics for dolutegravir/lamivudine. Please consult the full Summary of Product Characteristics for all the safety information.
Dolutegravir/lamivudine (50mg dolutegravir/300mg lamivudine)
Dolutegravir/lamivudine is indicated for the treatment of Human Immunodeficiency Virus type 1 (HIV-1) infection in adults and adolescents above 12 years of age weighing at least 40 kg, with no known or suspected resistance to the integrase inhibitor class, or lamivudine.
The recommended dose of dolutegravir/lamivudine in adults and adolescents is one 50 mg/300 mg tablet once daily.
Method of administration
Oral use. Dolutegravir/lamivudine can be taken with or without food.
Contraindications
Hypersensitivity to the active substances or to any of the excipients listed in section 6.1.
Dose adjustments
A separate preparation of dolutegravir is available where a dose adjustment is indicated due to drug-drug interactions (e.g. rifampicin, carbamazepine, oxcarbazepine, phenytoin, phenobarbital, St. John's wort, etravirine (without boosted protease inhibitors), efavirenz, nevirapine, or tipranavir/ritonavir. In these cases the physician should refer to the individual product information for dolutegravir.
Missed doses
If the patient misses a dose of dolutegravir/lamivudine, the patient should take dolutegravir/lamivudine as soon as possible, providing the next dose is not due within 4 hours. If the next dose is due within 4 hours, the patient should not take the missed dose and simply resume the usual dosing schedule.

Special warnings and precautions for use
Transmission of HIV
While effective viral suppression with antiretroviral therapy has been proven to substantially reduce the risk of sexual transmission, a residual risk cannot be excluded. Precautions to prevent transmission should be taken in accordance with national guidelines.
Hypersensitivity reactions
Hypersensitivity reactions have been reported with dolutegravir, and were characterised by rash, constitutional findings, and sometimes, organ dysfunction, including severe liver reactions. Dolutegravir/lamivudine and other suspect medicinal products should be discontinued immediately if signs or symptoms of hypersensitivity reactions develop (including, but not limited to, severe rash or rash accompanied by raised liver enzymes, fever, general malaise, fatigue, muscle or joint aches, blisters, oral lesions, conjunctivitis, facial oedema, eosinophilia, angioedema). Clinical status including liver aminotransferases and bilirubin should be monitored. Delay in stopping treatment with dolutegravir/lamivudine or other suspect active substances after the onset of hypersensitivity may result in a life-threatening allergic reaction.
Weight and metabolic parameters
An increase in weight and in levels of blood lipids and glucose may occur during antiretroviral therapy. Such changes may in part be linked to disease control and life style. For lipids, there is in some cases evidence for a treatment effect, while for weight gain there is no strong evidence relating this to any particular treatment. For monitoring of blood lipids and glucose reference is made to established HIV treatment guidelines. Lipid disorders should be managed as clinically appropriate.
Liver disease
Patients with chronic hepatitis B or C and treated with combination antiretroviral therapy are at an increased risk of severe and potentially fatal hepatic adverse reactions. In case of concomitant antiviral therapy for hepatitis B or C, please refer also to the relevant product information for these medicinal products.
Dolutegravir/lamivudine includes lamivudine, which is active against hepatitis B. Dolutegravir lacks such activity. Lamivudine monotherapy is generally not considered an adequate treatment for hepatitis B, since the risk for hepatitis B resistance development is high. If dolutegravir/lamivudine is used in patients co-infected with hepatitis B an additional antiviral is therefore generally needed. Reference should be made to treatment guidelines.
If dolutegravir/lamivudine is discontinued in patients co-infected with hepatitis B virus, periodic monitoring of both liver function tests and markers of HBV replication is recommended, as withdrawal of lamivudine may result in an acute exacerbation of hepatitis.
Patients with pre-existing liver dysfunction, including chronic active hepatitis have an increased frequency of liver function abnormalities during combination antiretroviral therapy, and should be monitored according to standard practice. If there is evidence of worsening liver disease in such patients, interruption or discontinuation of treatment must be considered.
Immune Reactivation Syndrome
In HIV-infected patients with severe immune deficiency at the time of institution of combination antiretroviral therapy (CART), an inflammatory reaction to asymptomatic or residual opportunistic pathogens may arise and cause serious clinical conditions, or aggravation of symptoms. Typically, such reactions have been observed within the first few weeks or months of initiation of CART. Relevant examples are Cytomegalovirus retinitis, generalised and/or focal mycobacterial infections, and Pneumocystis jirovecii pneumonia (often referred to as PCP). Any inflammatory symptoms should be evaluated and treatment instituted when necessary. Autoimmune disorders (such as Graves' disease and autoimmune hepatitis) have also been reported to occur in the setting of immune reactivation; however, the reported time to onset is more variable and these events can occur many months after initiation of treatment.
Liver chemistry elevations consistent with immune reconstitution syndrome were observed in some hepatitis B and/or C co-infected patients at the start of dolutegravir therapy. Monitoring of liver chemistries is recommended in patients with hepatitis B and/or C co-infection.
Osteonecrosis
Although the aetiology is considered to be multifactorial (including corticosteroid use, biphosphonates, alcohol consumption, severe immunosuppression, higher body mass index), cases of osteonecrosis have been reported in patients with advanced HIV-disease and/or long-term exposure to CART. Patients should be advised to seek medical advice if they experience joint aches and pain, joint stiffness or difficulty in movement.
Opportunistic infections
Patients should be advised that dolutegravir, lamivudine or any other antiretroviral therapy does not cure HIV infection and that they may still develop opportunistic infections and other complications of HIV infection. Therefore, patients should remain under close clinical observation by physicians experienced in the treatment of these associated HIV diseases.
Undesirable effects
The most frequently reported adverse reactions are headache (3%), diarrhoea (2%), nausea (2%) and insomnia (2%).
The most severe adverse reaction reported with dolutegravir was a hypersensitivity reaction that included rash and severe liver effects.
Tabulated list of adverse reactions is available in the full information leaflet.
Changes in laboratory biochemistries
Dolutegravir has been associated with an increase in serum creatinine occurring in the first week of treatment when administered with other antiretroviral medicinal products. Increases in serum creatinine occurred within the first four weeks of treatment with dolutegravir/lamivudine and remained stable through to Week 48. These changes are linked to the inhibiting effect of dolutegravir on renal tubular transporters of creatinine. The changes are not considered to be clinically relevant and do not reflect a change in glomerular filtration rate.
Co-infection with Hepatitis B or C
In the Phase III studies for the dolutegravir single agent, patients with hepatitis B and/or C co-infection were permitted to enrol provided that baseline liver chemistry tests did not exceed 5 times the upper limit of normal (ULN). Overall, the safety profile in patients co-infected with hepatitis B and/or C was similar to that observed in patients without hepatitis B or C co-infection, although the rates of AST and ALT abnormalities were higher in the subgroup with hepatitis B and/or C co-infection for all treatment groups. Liver chemistry elevations consistent with immune reconstitution syndrome were observed in some subjects with hepatitis B and/or C co-infection at the start of dolutegravir therapy, particularly in those whose anti-hepatitis B therapy was withdrawn.
Drug interactions
No drug interaction studies have been conducted using dolutegravir/lamivudine. Dolutegravir/lamivudine contains dolutegravir and lamivudine, therefore any interactions identified for these individually are relevant to dolutegravir/lamivudine. No clinically significant drug interactions are expected between dolutegravir and lamivudine.
The recommended dose of dolutegravir is 50 mg twice daily when co-administered with rifampicin, carbamazepine, oxcarbazepine, phenytoin, phenobarbital, St. John's wort, etravirine (without boosted protease inhibitors), efavirenz, nevirapine, or tipranavir/ritonavir.
Dolutegravir/lamivudine should not be co-administered with polyvalent cation-containing antacids. Polyvalent cation-containing antacids are recommended to be taken 2 hours after or 6 hours before dolutegravir/lamivudine.
When taken with food, dolutegravir/lamivudine and supplements or multivitamins containing calcium, iron or magnesium can be taken at the same time. If dolutegravir/lamivudine is administered under fasting conditions, supplements or multivitamins containing calcium, iron or magnesium are recommended to be taken 2 hours after or 6 hours before dolutegravir/lamivudine.
Dolutegravir increased metformin concentrations. A dose adjustment of metformin should be considered when starting and stopping coadministration of dolutegravir/lamivudine with metformin, to maintain glycaemic control. Metformin is eliminated renally and, therefore, it is of importance to monitor renal function when co-treated with dolutegravir/lamivudine. This combination may increase the risk for lactic acidosis in patients with moderate renal impairment (stage 3a creatinine clearance 45- 59 mL/min) and a cautious approach is recommended. Reduction of the metformin dose should be highly considered.
The combination of dolutegravir/lamivudine with cladribine is not recommended.
Dolutegravir/lamivudine should not be taken with any other medicinal product containing dolutegravir or lamivudine, except where a dose adjustment of dolutegravir is indicated due to drug-drug interactions.
Other established and theoretical interactions with selected antiretrovirals and non-antiretroviral medicinal products are listed in the full information leaflet.
Fertility, pregnancy and lactation
Women of childbearing potential
Women of childbearing potential (WOCBP) should undergo pregnancy testing before initiation of dolutegravir/lamivudine. WOCBP who are taking dolutegravir/lamivudine should use effective contraception throughout treatment.
Pregnancy
The safety and efficacy of a dual regimen has not been studied in pregnancy. Preliminary data from a surveillance study has suggested an increased incidence of neural tube defects (0.9%) in mothers exposed to dolutegravir (a component of dolutegravir/lamivudine) at the time of conception compared with mothers exposed to non-dolutegravir containing regimens (0.1%).
The incidence of neural tube defects in the general population ranges from 0.5-1 case per 1,000 live births (0.05-0.1%). As neural tube defects occur within the first 4 weeks of foetal development (at which time the neural tubes are sealed) this potential risk would concern women exposed to dolutegravir at the time of conception and in early pregnancy. Due to the potential risk of neural tube defects with dolutegravir, dolutegravir/lamivudine should not be used during the first trimester unless there is no alternative.
More than 1000 outcomes from second and third trimester exposure to dolutegravir in pregnant women indicate no evidence of increased risk of malformities and foeto/neonatal negative effects. However, as the mechanism by which dolutegravir may interfere in human pregnancy is unknown, the safety in use during the second and third trimester cannot be confirmed. Dolutegravir/lamivudine should be used during pregnancy only if the expected benefit justifies the potential risk to the foetus.
In animal reproductive toxicology studies with dolutegravir, no adverse development outcomes, including neural tube defects, were identified. Dolutegravir was shown to cross the placenta in animals.
A large amount of data on the use of lamivudine in pregnant women (more than 3000 outcomes from first trimester) indicates no malformative toxicity.
Animal studies showed lamivudine may inhibit cellular DNA replication (see section 5.3). The clinical relevance of these findings is unknown.
Mitochondrial dysfunction
Nucleoside and nucleotide analogues have been demonstrated in vitro and in vivo to cause a variable degree of mitochondrial damage. There have been reports of mitochondrial dysfunction in HIV-negative infants exposed in utero and/or post-natally to nucleoside analogues, these have predominantly concerned treatment with regimens containing zidovudine. The main adverse reactions reported are haematological disorders (anaemia, neutropenia), and metabolic disorders (hyperlactatemia, hyperlipasemia). These reactions have often been transitory. These findings do not affect current national recommendations to use antiretroviral therapy in pregnant women to prevent vertical transmission of HIV.
Breast-feeding
It is unknown whether dolutegravir is excreted in human milk. Available toxicological data in animals has shown excretion of dolutegravir in milk. In lactating rats that received a single oral dose of 50 mg/kg at 10 days postpartum, dolutegravir was detected in milk at concentrations typically higher than blood.
Based on more than 200 mother/child pairs treated for HIV, serum concentrations of lamivudine in breastfed infants of mothers treated for HIV are very low (< 4% of maternal serum concentrations) and progressively decrease to undetectable levels when breastfed infants reach 24 weeks of age. There are no data available on the safety of lamivudine when administered to babies less than three months old.
It is recommended that HIV infected women do not breast-feed their infants under any circumstances in order to avoid transmission of HIV.
Fertility
There are no data on the effects of dolutegravir or lamivudine on human male or female fertility. Animal studies indicate no effects of dolutegravir or lamivudine on male or female fertility.
Effects on ability to drive and use machines
Dolutegravir/lamivudine has no or negligible influence on the ability to drive and use machines. Patients should be informed that dizziness and somnolence has been reported during treatment with dolutegravir. The clinical status of the patient and the adverse reaction profile of dolutegravir/lamivudine should be borne in mind when considering the patient's ability to drive or operate machinery.

Please refer to the full European Summary of Product Characteristics for dolutegravir/lamivudine for full prescribing information, including contraindications, special warnings and precautions for use. For the US, please refer to the US Prescribing Information.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

ViiV Healthcare Media enquiries:	Melinda Stubbee	+1 919 491 0831
	Patricia O'Connor	+44 (0) 20 8047 5982
	Audrey Abernathy	+1 919 605 4521

GSK Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502
	Kristen Neese	+1 804 217 8147

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194
	Danielle Smith	+44 (0) 20 8047 0932
	James Dodwell	+44 (0) 20 8047 2406
	Jeff McLaughlin	+1 215 751 7002

References

[1] Cahn, P et al.  Durable efficacy of dolutegravir (DTG) plus lamivudine (3TC) in antiretroviral treatment-naïve adults with HIV-1 infection - 96-week results from the GEMINI studies. Presented at the 10th International AIDS Conference on HIV Science (IAS 2019), 21-24th July 2019, Mexico City, Mexico.
[2] Dolutegravir plus lamivudine Prescribing Information. U.S. Approval 8 April 2019. Available at:https://www.gsksource.com/pharma/content/dam/GlaxoSmithKline/US/en/Prescribing_Information/Dovato/pdf/DOVATO-PI-PIL.PDF Accessed July 2019
[3] Dovato EU Summary of Product Characteristics. July 2019. Available at: https://www.medicines.org.uk/emc/product/10446/smpc Accessed July 2019.
[4] Clinical trials.gov. An efficacy, safety, and tolerability study comparing dolutegravir plus lamivudine with dolutegravir plus tenofovir/emtricitabine in treatment naïve HIV infected subjects (Gemini 1). NCT02831673. Available at https://clinicaltrials.gov/ct2/show/NCT02831673?term=204861&rank=1. Accessed July 2019.
[5] Clinical trials.gov. An efficacy, safety, and tolerability study comparing dolutegravir (DTG) plus lamivudine (3TC) with dolutegravir plus tenofovir/emtricitabine in treatment naïve HIV infected subjects (Gemini 2). NCT02831764. Available at https://clinicaltrials.gov/ct2/show/NCT02831764?term=NCT02831764&rank=1. Accessed July 2019.
[6] Tivicay (dolutegravir) European Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/tivicay-epar-product-information_en.pdf. Accessed July 2019.
[7] European Medicines Agency. Epivir (lamivudine) European Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/epivir-epar-product-information_en.pdf Accessed July 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 24, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc